Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
In Millions of Dollars	2007	2006
Fixed Charges:
Interest expense	$313	$297
Interest capitalized	8	11
One-third of rents*	54	50

Total Fixed Charges	$375	$358

Earnings:
Income before income taxes and minority interests	$3,056	$2,726
Fixed charges per above	375	358
Less: interest capitalized	(8)	(11)

	367	347

Amortization of interest capitalized	4	4

Total Earnings	$3,427	$3,077

Ratio of Earnings to Fixed Charges	9.14	8.60

*	Reasonable approximation of the interest factor.